15025898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 24230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilford Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 18 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GILFORD SECURITIES INCORPORATED
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Gilford Securities Incorporated and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Gilford Securities Incorporated and Subsidiaries (the "Company") as of December 31, 2014. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gilford Securities Incorporated and Subsidiaries as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
March 16, 2015

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 56,576
Due from broker	1,226,253
Commission receivable	730,390
Accrued income	986,562
Securities owned, at fair value	9,261
Prepaid Income tax	70,772
Other assets	205,667
Property and equipment, net	98,125
Security deposits	247,068
TOTAL ASSETS	$ 3,630,675

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 1,208,941
Legal Settlement accrual	1,100,000
Reserve for unsecured	704
Total Liabilities	2,309,645
Commitments and contingencies (Notes 5, 8 and 12)	
Shareholders' equity	
Common stock - $.005 par value, 50,000 shares authorized, 6,060 shares issued and outstanding	30
Additional paid-in-capital	2,746,446
Retained earnings	(1,425,446)
Shareholders' equity	1,321,030
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,630,675

See accompanying notes to consolidated statement of financial condition.

NOTE 1. **ORGANIZATION**

Gilford Securities Incorporated ("Gilford") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Gilford was formed on September 24, 1979 under the laws of the State of New York. Gilford provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears their securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records. Gilford also conducts underwriting and corporate finance activities.

Gilford Financial Corp. is a registered investment advisor. Gilford Financial Corp. is wholly owned by Gilford.

Turtle Bay Management, LLC serves as the managing member of the Turtle Bay Technology Fund, LLC (the "Fund") and is wholly owned by Gilford. Turtle Bay Management, LLC is a Delaware Limited Liability Company. The Company did not include accounts of Turtle Bay Management, LLC in its consolidated statement of financial condition as of December 31, 2013 and in its statement of operations, changes in shareholders" equity and cash flows for the year ended December 31, 2013. Accordingly the beginning balance of the shareholders" equity has been adjusted to include the retained earnings of Turtle Bay Management, LLC of $57,736.

On June 7, 2012, Gilford formed the Fund, a Delaware Limited Liability Company. The Fund was formed to make private investments in various early-stage, developmental-stage and later stage, private and public companies in the social media and technology industries. Gilford owns approximately 1% of the Fund and controls a majority of the voting interest.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Gilford and its wholly-owned subsidiaries, Gilford Financial Corp., and Turtle Bay Management, LLC, (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the consolidated statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as estimated by management, as described in Note 13.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques, that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis. Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent, net of syndicate expenses, along with fees earned from providing financial advisory services. Investment banking fees are recognized at the time the transaction is consummated. Corporate finance revenues represent fees earned from private placement offerings. Corporate finance fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.

Substantially all of due from broker is from one clearing broker.

The company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for reserves for anticipated expenses and for depreciation and amortization for income tax purposes and not financial reporting purposes. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, when necessary, to reduce the deferred tax assets to their estimated net realizable value.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on a accelerated basis over the estimated useful lives of the assets, which range from five to seven years. For leasehold improvements, depreciation is provided over the shorter of the life of the asset or the term of the related lease.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2014:

Furniture and fixtures	$905,779
Leasehold improvements	237,259
	1,143,038
Less: accumulated depreciation	(1,044,913)
Property and equipment, net	$ 98,125

Depreciation and amortization expense for the year ended December 31, 201, amounted to $54,496.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has a right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker the Company believes there is no maximum amount assignable to this right. At December 31, 2014 the Company has recorded no liability with regard to this right. The Company paid the clearing broker no amounts related to these guarantees during the year.

NOTE 4. COMMITMENTS AND CONTINGENCIES(CONTINUED)

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that maybe made against the Company that have not yet occurred.

The Company's business is in a highly regulated environment and, at times, is subject to various regulatory and legal proceedings arising during the ordinary course of operations. Management of the Company, after consultation with outside legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial condition.

During the period of approximately November 2013 – February 2014 some of the Company's OATS reportable trades were not reported correctly due to a set-up error made ny our new clearing firm at the time. The technical problem was resolved and we negotiated a letter of acceptance, waiver and consent with our regulatory body in the amount of $12,500. This fine was paid February 19, 2015.

The Company and its Chairman personally entered into a settlement agreement regarding a former Registered Representative (deceased) of the firm, who also acted as a co-trustee for the trust account in question. The matter was settled on January 15, 2015 with the Company for $1,050,000 which was accrued in 2014.

NOTE 5. INCOME TAXES

At December 31, 2014 the Company has a temporary difference of approximately $1,566,000 comprising mainly of a net operating loss carryforward of approximately $1,359,000 which will expire in 2034. These temporary differences give rise to a deferred tax asset of approximately $713,000. However, the Company has determined that a valuation allowance of $713,000 against such deferred tax asset is not necessary, as the Company is uncertain that the carryforward will be utilized.

The Company files income tax returns in the U.S. federal jurisdiction and in various states and local jurisdictions. With few exceptions, Gilford is no longer subject to federal, state or local tax examinations by taxing authorities for years before 2011. The Fund is subject to tax examinations by taxing authorities since inception.

NOTE 5. INCOME TAXES(CONTINUED)

The Company applies "more-likely-than-not" recognition threshold to all uncertain tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits as of December 31, 2014. The Company has elected to classify interest and penalties that would accrue according to the provision of relevant tax law as interest and other expense, respectively.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2014, the Company had net capital of $308,399 which exceeds the Company's minimum net capital requirement of $250,000. The Company's percentage of aggregate indebtedness to net capital was 586.15% as of December 31, 2014.

NOTE 7. LEASE COMMITMENTS

The Company leases its main office and other sales offices under non-cancelable leases expiring through December 2017. At December 31, 2014, future minimum annual lease commitments under all operating leases are as follows:

Year ending December 31:	
2015	735,609
2016	402,836
2017	25,062
	$1,163,507

Rent expense amounted to $1,044,572 for the year ended December 31, 2014. In addition to basic rent, the Company is obligated for the payment of escalation costs and additional costs as required under the terms of the leases.

NOTE 8. EMPLOYEE BENEFITS

The Company sponsors a 401(k) retirement plan for the benefit of participating employees. The plan covers all employees meeting certain eligibility requirements. The Company is under no obligation to make contributions to the plan.

NOTE 9. CLEARING AGREEMENT AND REBATED FEES

The Company has a clearing agreement with a clearing broker under which clearing and other related services are provided to the Company. Pursuant to the agreement, the Company is entitled to certain rebates and other credits, as defined. At December 31, 2014 a deposit of $250,000 was held with the Company's clearing broker as a clearing deposit.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker-dealer, Gilford is engaged in buying and selling securities for a diverse group of institutional and individual investors. Gilford's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. Gilford introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

Gilford's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to Gilford and Gilford's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between Gilford and its clearing broker-dealer provides that Gilford is obligated to assume any exposure related to such non-performance by its customers.

Gilford seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. Gilford monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and by requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 11. SHAREHOLDERS' EQUITY

Pursuant to the terms of a shareholder agreement, in the event of a shareholder's termination of employment with Gilford or the death of a shareholder, for a period of 60 days Gilford may redeem all or any part of the common shares owned by such shareholder. The amount to be paid is based on the shareholders' equity per share, as defined in the agreement. If Gilford decides not to elect to purchase the shares, then commencing on the earlier to occur of 105 days after (1) the employees' termination or (2) the date Gilford obtains actual notice of the death of a shareholder, for a period of 30 days the shareholder (or his or her representative) has the right, after notice to Gilford, to require Gilford to purchase such common shares based on a calculation of shareholders' equity per share, as defined in the agreement.

Upon approval by the board of directors, the Company may elect to purchase the shares from its shareholders based on the per share value as of the end of the month in which a request for buyback is made by the shareholder. During 2014, Gilford purchased and retired 425 shares of common stock from shareholders for total consideration paid of $182,202.

NOTE 12. LOANS RECEIVABLE

"Other assets" in the accompanying consolidated statement of financial condition mainly consist of loans to employees and security deposits held by other lessors for leasing the office space. Certain loans to employees are forgivable and non-interest bearing.

NOTE 13. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 13. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Other securities not readily marketable	-	-	9,261	9,261	(b)

Other securities not readily marketable, are classified as Level 3 securities because the Company relies on unobservable inputs to determine fair value. During the year ended December 31, 2014, there were no transfers between levels of the fair value hierarchy.

NOTE 14. RELATED PARTIES

On November 10, 2014 an agreement to sell certain securities and warrants was executed between the Company and its Chairman for the fixed amount of $800,000, the gain on these investments is $416,183 and is included in other income.

During the year, Gilford Insurance Agency, Inc. ("GIA"), an affiliate of the Company reimbursed approximately $183,000 of compensation expenses incurred by the Company on behalf of GIA.